FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For the month of July

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                 EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc

2. Name of director

David Sculley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Shares held in a Merrill Lynch Nominee Account- 1,592,411
Shares held in a Goldman Sachs Nominee Account- 666,666

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under a 7 for 11 Rights Issue

7. Number of shares / amount of stock acquired

Merrill Lynch - 758,806

8. Percentage of issued class

0.017%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Stock Units

12. Price per share

EUR0.06

13. Date of transaction

18 July, 2005

14. Date company informed

21 July, 2005

15. Total holding following this notification

Shares held in a Merrill Lynch Nominee Account- 2,351,217
Shares held in a Goldman Sachs Nominee Account- 666,666

16. Total percentage holding of issued class following this notification

0.07%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Rosemary Murphy Ph:  01 607 0166

25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Chief Financial Officer

____________________

Date of Notification

22 July, 2005








SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc


2. Name of director

John Foley


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

John Foley
Joint Account with Spouse


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Foley- 128,254
John and Eilis Foley - 227,213
Entitlement under Employee Trust- 29,713


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under a 7 for 11 Rights Issue


7. Number of shares / amount of stock acquired

John Foley- 81,616
John and Eilis Foley- 144,590
Entitlement under Employee Trust- 18,908


8. Percentage of issued class

0.006%


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Stock Units


12. Price per share

EUR0.06


13. Date of transaction

18 July 2005


14. Date company informed

20 July 2005


15. Total holding following this notification

John Foley- 209,870
John and Eilis Foley- 371,803
Entitlement under Employee Trust- 48,621


16. Total percentage holding of issued class following this notification

0.014%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Rosemary Murphy Ph:    01 607 0166


25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Chief Financial Officer


____________________

Date of Notification

21 July 2005








SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc


2. Name of director

Kevin McGoran


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kevin McGoran- 118,781
Davycrest Nominees Ltd- 118,781


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under a 7 for 11 Rights Issue


7. Number of shares / amount of stock acquired

Kevin McGoran- 75,587
Davycrest Nominees Ltd- 75,587


8. Percentage of issued class

0.003%


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Stock Units


12. Price per share

EUR0.06


13. Date of transaction

18 July 2005


14. Date company informed

21 July 2005


15. Total holding following this notification

Kevin McGoran- 194,368
Davycrest Nominees Ltd- 194,368


16. Total percentage holding of issued class following this notification

0.009%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Rosemary Murphy Ph:    01 607 0166


25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Chief Financial Officer


____________________

Date of Notification

22 July 2005







SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc


2. Name of director

Lord Wedgwood


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Lord Wedgwood


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lord Wedgwood


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under a 7 for 11 Rights Issue


7. Number of shares / amount of stock acquired

56,693


8. Percentage of issued class

0.001 %


9. Number of shares/amount of stock disposed
N/A


10. Percentage of issued class

N/A


11. Class of security

Stock Units


12. Price per share

EUR0.06


13. Date of transaction

18 July 2005


14. Date company informed

21 July 2005


15. Total holding following this notification

183,963


16. Total percentage holding of issued class following this notification

0.004%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Rosemary Murphy Ph:   01 607 0166


25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Chief Financial Officer


____________________

Date of Notification

22 July 2005





SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc


2. Name of secretary

Patrick Dowling


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


Holding of Director named at 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Patrick Dowling- 3,102
Entitlement under Employee Trust- 26,141
Davycrest Nominees Ltd- 820,026


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under a 7 for 11 Rights Issue


7. Number of shares / amount of stock acquired

521,834


8. Percentage of issued class

0.01%


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Stock Units


12. Price per share

EUR0.06


13. Date of transaction

18 July  2005


14. Date company informed

21 July 2005


15. Total holding following this notification

Patrick Dowling- 3,102
Entitlement under Employee Trust- 26,141
Davycrest Nominees Ltd- 1,341,860


16. Total percentage holding of issued class following this notification

0.03%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Rosemary Murphy Ph:   01 607 0166


25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Chief Financial Officer



____________________

Date of Notification

22 July 2005






SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc


2. Name of director

Pat Molloy


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Pat Molloy


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under a 7 for 11 Rights Issue


7. Number of shares / amount of stock acquired

215,972


8. Percentage of issued class

0.005%


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Stock Units


12. Price per share

EUR0.06


13. Date of transaction

18 July 2005


14. Date company informed

21 July 2005


15. Total holding following this notification

555,358


16. Total percentage holding of issued class following this notification

0.013%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant)or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Rosemary Murphy Ph:    01 607 0166


25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Chief Financial Officer



____________________

Date of Notification

22 July 2005






SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc


2. Name of director

Redmond O'Donoghue


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Redmond O'Donoghue
Spouse


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Redmond O'Donoghue- 962,410
Anthea P O'Donoghue- 5,234
Redmond and Anthea O'Donoghue- 3,506,256
Entitlement under Employee Trust- 75,600


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under a 7 for 11 Rights Issue


7. Number of shares / amount of stock acquired

Redmond O'Donoghue- 612,442
Anthea P O'Donoghue- 3,330
Redmond and Anthea O'Donoghue - 2,231,253
Entitlement under Employee Trust- 48,109


8. Percentage of issued class

0.07 %


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Stock Units


12. Price per share

EUR0.06


13. Date of transaction

18 July 2005


14. Date company informed

21 July 2005


15. Total holding following this notification

Redmond O'Donoghue- 1,574,852
Anthea P O'Donoghue- 8,564
Redmond and Anthea O'Donoghue - 5,737,509
Entitlement under Employee Trust- 123,709


16. Total percentage holding of issued class following this notification

0.17 %


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant)or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Rosemary Murphy Ph:   01 607 0166


25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Chief Financial Officer



____________________

Date of Notification

22 July 2005






SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Waterford Wedgwood plc


2. Name of director

Tony O'Reilly, Jnr


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director named at 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tony O'Reilly, Jnr


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares under a 7 for 11 Rights Issue


7. Number of shares / amount of stock acquired




8. Percentage of issued class

0.00 %


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Stock Units


12. Price per share

EUR0.06


13. Date of transaction

 18 July 2005


14. Date company informed

21  July, 2005


15. Total holding following this notification




16. Total percentage holding of issued class following this notification

0.0%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant)or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Rosemary Murphy Ph:  353 1 607 0166


25. Name and signature of authorised company official responsible for making this notification

Patrick Dowling, Company Secretary



____________________

Date of Notification

22 July, 2005





This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 22 July 2005